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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             TRIARC COMPANIES, INC.
                                (NAME OF ISSUER)

                             TRIARC COMPANIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         CLASS A COMMON STOCK  - 895927
                          CLASS B COMMON STOCK  - NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                BRIAN L. SCHORR
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             TRIARC COMPANIES, INC.
                                280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 451-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON
                               FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                                NEALE M. ALBERT
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

                            ------------------------

                                 MARCH 12, 1999
                  (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                           GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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       TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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
            $100,375,000                                      $20,075
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

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 5,500,000 shares at the maximum tender offer price per share of $18.25.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:      Not applicable     Filing Party:    Not applicable
Form or registration no.:    Not applicable     Date Filed:      Not applicable

________________________________________________________________________________




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ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Triarc Companies, Inc., a Delaware corporation (the 'Company'), which has its principal executive offices located at 280 Park Avenue, New York, New York 10017; telephone number: (212) 451-3000.

     (b) This schedule relates to the offer by the Company to purchase up to an aggregate of 5,500,000 outstanding shares of its Class A Common Stock, par value $.10 per share, of the Company and Class B Common Stock of the Company, par value $.10 per share (the 'Shares'), at prices not greater than $18.25 nor less than $16.25 per Share, net to the seller in cash as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase') and in the related Letter of Transmittal (which together constitute the 'Offer'), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in 'Introduction,' 'Section 1. Number of Shares; Proration,' 'Section 8. Purpose of the Offer; Certain Effects of the Offer' and 'Section 11. Interests of Directors and Officers; Transactions and Agreements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in 'Introduction' and in 'Section 7. Price Range of Shares; Dividends' of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in 'Section 10. Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(j) The information set forth in 'Introduction,' 'Section 8. Purpose of the Offer; Certain Effects of the Offer,' 'Section 9. Certain Information Concerning the Company,' 'Section 10. Source and Amount of Funds' and 'Section
15. Effects of the Offer on the Market for Shares; Registration under the Exchange Act' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in 'Section 11. Interests of Directors and Officers; Transactions and Agreements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in 'Section 11. Interests of Directors and Officers; Transactions and Agreements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in 'Section 16. Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) The information set forth in 'Section 9. Certain Information Concerning the Company' of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in 'Section 9. Certain Information Concerning the Company' of the Offer to Purchase is incorporated herein by reference.

                                       2


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ITEM 8. ADDITIONAL INFORMATION.

     (a) Not Applicable.

     (b) The information set forth in 'Section 12. Regulatory Approvals' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in 'Section 15. Effects of the Offer on the Market for Shares; Registration under the Exchange Act' of the Offer to Purchase is incorporated herein by reference.

     (d) Not Applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase dated March 12, 1999.

     (a)(2) Form of Letter of Transmittal dated March 12, 1999, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of letter from Wasserstein Perella & Co., Inc. to brokers, dealers, commercial banks, trust companies and other nominees dated March 12, 1999.

     (a)(5) Form of letter from brokers, dealers, commercial banks and trust companies to their clients dated March 12, 1999.

     (a)(6) Form of letter to stockholders from Nelson Peltz, Chairman and Chief Executive Officer of the Company, and Peter W. May, President and Chief Operating Officer of the Company, dated March 12, 1999.

     (a)(7) Form of Summary Advertisement dated March 12, 1999.

     (a)(8) Press Release dated March 10, 1999 (incorporated by reference to
Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 11, 1999).

     (b) Credit Agreement, dated as of February 25, 1999, among Snapple Beverage Corp., Mistic Brands, Inc., Cable Car Beverage Corporation, RC/Arby's Corporation and Royal Crown Company, Inc., the financial institutions party thereto, DLJ Capital Funding, Inc. as syndication agent, Morgan Stanley Senior Funding, Inc. as the documentation agent, and The Bank of New York, as the administrative agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 11, 1999).

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g)(1) Audited Consolidated Financial Statements of the Company for the fiscal years ended December 28, 1997 and December 31, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997).

     (g)(2) Unaudited Consolidated Financial Statements of the Company for the period ended September 27, 1998 and September 28, 1997 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 27, 1998).

     (g)(3) Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company for the fiscal year ended December 28, 1997 (incorporated by reference to the Company's Registration Statement on Form S-3 dated March 5, 1998 (Registration No. 333-51877)).

     (g)(4) Unaudited Pro Forma Condensed Consolidated Statement of Operations of the Company for the fiscal year ended December 28, 1997 and for the three months ended March 29, 1998 (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 dated May 22, 1998 (Registration No. 333-51877)).

                                       3


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRIARC COMPANIES, INC.

                                          By:     /s/ BRIAN L. SCHORR
                                             ...................................
                                                      BRIAN L. SCHORR
                                                  EXECUTIVE VICE PRESIDENT
                                                    AND GENERAL COUNSEL

Date: March 12, 1999

                                       4


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                                 EXHIBIT INDEX

                                                                                                  SEQUENTIALLY
EXHIBIT NO.                                     DESCRIPTION                                      NUMBERED PAGES
-----------   --------------------------------------------------------------------------------   --------------
     (a)(1)   Form of Offer to Purchase dated March 12, 1999..................................
     (a)(2)   Form of Letter of Transmittal dated March 12, 1999, together with Guidelines for
              Certification of Taxpayer Identification Number on Substitute Form W-9..........
     (a)(3)   Form of Notice of Guaranteed Delivery...........................................
     (a)(4)   Form of letter from Wasserstein Perella & Co., Inc. to brokers, dealers, commercial banks, trust companies and other nominees dated March 12, 1999.......
     (a)(5)   Form of letter from brokers, dealers, commercial banks and trust companies to their clients dated March 12, 1999..............................................
     (a)(6)   Form of letter to stockholders from Nelson Peltz, Chairman and Chief Executive
              Officer of the Company, and Peter W. May, President and Chief Operating Officer
              of the Company, dated March 12, 1999............................................
     (a)(7)   Form of Summary Advertisement dated March 12, 1999..............................
     (a)(8)   Press Release dated March 10, 1999 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 11, 1999)..................
     (b)      Credit Agreement, dated as of February 25, 1999, among Snapple Beverage Corp.,
              Mistic Brands, Inc., Cable Car Beverage Corporation, RC/Arby's Corporation and
              Royal Crown Company, Inc., the financial institutions party thereto, DLJ Capital
              Funding, Inc. as syndication agent, Morgan Stanley Senior Funding, Inc. as the documentation agent, and The Bank of New York, as the administrative agent
              (incorporated by reference to Exhibit 4.1 to the Company's Current Report on
              Form 8-K dated March 11, 1999)..................................................
     (c)      Not applicable..................................................................
     (d)      Not applicable..................................................................
     (e)      Not applicable..................................................................
     (f)      Not applicable..................................................................
     (g)(1)   Audited Consolidated Financial Statements of the Company for the fiscal years ended December 28, 1997 and December 31, 1996 (incorporated by reference to the
              Company's Annual Report on Form 10-K for the fiscal year ended December 28,
              1997)
     (g)(2)   Unaudited Consolidated Financial Statements of the Company for the period ended
              September 27, 1998 and September 28, 1997 (incorporated by reference to the
              Company's Quarterly Report on Form 10-Q for the period ended September 27,
              1998.)..........................................................................
     (g)(3)   Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company
              for the fiscal year ended December 28, 1997 (incorporated by reference to the
              Company's Registration Statement on Form S-3 dated March 5, 1998 (Registration
              No. 333-51877)).................................................................
     (g)(4)   Unaudited Pro Forma Condensed Consolidated Statement of Operations of the
              Company for the fiscal year ended December 28, 1997 and for the three months ended March 29, 1998 (incorporated by reference to Amendment No. 1 to the
              Company's Registration Statement on Form S-3 dated May 22, 1998 (Registration
              No. 333-51877)).................................................................

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                            STATEMENT OF DIFFERENCES
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   The registered trademark symbol shall be expressed as ............... 'r'





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